June 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Mail Stop 4631

Attention: Terence O’Brien, Accounting Branch Chief

Re:    Stericycle, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 15, 2017 (File No. 1-37556)

Dear Mr. O’Brien:

Stericycle, Inc., a Delaware corporation (the “Company”), is in receipt of your letter dated June 14, 2017 (the “Comment Letter”) setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. The Commission requested that the Company respond to the Comment Letter within ten business days of June 14, 2017, or to advise the Commission when the Company would provide a response.

The Company advises the Commission that it is in the process of preparing a response and, as discussed with Jeanne Baker, respectfully requests an extension until July 14, 2017.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at (847) 607-2078.

Sincerely,

/s/ John Schetz

John Schetz

Executive Vice President and General Counsel

Stericycle, Inc.

cc:Mr. Daniel V. Ginnetti

Executive Vice President and Chief Financial Officer

Stericycle, Inc.